Exhibit 99.1

AURA DECLARES DIVIDEND OF US$0.33 PER SHARE AND US$0.11 PER BDR BASED ON Q2 2025 RESULTS, RESULTING IN A DIVIDEND YIELD OF 7.4%1 IN THE LTM

ROAD TOWN, British Virgin Islands, August 5, 2025 - Aura Minerals Inc. (Nasdaq: AUGO) (TSX: ORA) (B3: AURA33)  (“Aura” or the “Company”) announced today that the Company’s Board of Directors (the “Board”) has declared and approved the payment of a dividend (the “Dividend”) of US$0.33 per common share (approximately US$ 27.32 million in total). This payment is above the minimum foreseen in the Company’s Dividend Policy (the “Dividend Policy”). Under the Dividend Policy, the Company may determine quarterly cash dividends in an aggregate amount equal to 20% of its reported Adjusted EBITDA3 for the relevant three months, less sustaining capital expenditures and exploration capital expenditures for the same period.

The Dividend will be paid in US dollars on August 26, 2025, to shareholders of record as of the close of business on August 18, 2025 (“Record Date”).

Holders of the Company’s Brazilian Depositary Receipts as of Record Date will receive US$ 0.11 per BDR (since 1 Aura share is equivalent to 3 BDRs) and are expected to receive payment on or around September 5, 2025, and will receive the Brazilian Reais equivalent of the Dividend, based on a market exchange rate to be disclosed in a future Press Release, in advance of its payment date.

As an example, BDR`s holders will receive:

• Announced Dividend on August 05, 2025: USD 0.11 per BDR

• Exchange Rate, based on closing rate as of August 04, 2025, for USD to Brazilian Reais (BRL): BRL 5.5107 per USD

• Dividends Payable to Company BDR Holders: BRL 0.606177 per BDR. This value will change according to the exchange rate on the day previous to the payment day

• Record Date for Dividend Rights: August 18, 2025

• Payment Date: On or around September 5, 2025

The Dividend is not subject to withholding taxes at the time of payment by the Company.

Rodrigo Barbosa, President & CEO commented, "We are pleased to announce a quarterly dividend of US$0.33 per share, achieving a 7.4% dividend yield, including share buybacks, over the last twelve months, reinforcing Aura’s position among the top dividend-yielding companies in the global gold mining industry. Aura’s strategy to deliver shareholder value focuses on developing greenfield projects, investing in exploration to expand Mineral Resources and Reserves, and pursuing strategic acquisitions while consistently paying dividends. This dividend underscores our commitment to executing our growth strategy and delivering sustained value to our shareholders.”

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase. For further information, please visit Aura’s website at www.auraminerals.com or contact:

1 Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the TSX share price (converted to US$) on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the TSX share price converted to US$ (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period

2 As of August 5, 2025, the Company had 82,629,872 common shares issued and outstanding.

3 Adjusted EBITDA as (Loss) profit for year, plus finance expenses, less other (expense) income, less Change in estimation for mine closure and restoration for properties in care & maintenance, plus depletion and amortization.

Investor Relations

ri@auraminerals.com

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which include, but are not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the expected timing of the Dividend; the further potential of the Company’s properties; and the ability of the Company to achieve its short and long term outlook and the anticipated timing and results thereof.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, the ability of the Company to achieve its short-term and longer-term outlook and the anticipated timing and results thereof, the ability to lower costs and increase production, the ability of the Company to successfully achieve business objectives, copper and gold or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.